EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	NINE MONTHS ENDED SEPTEMBER 30, 2003		NINE MONTHS ENDED SEPTEMBER 30, 2002		YEAR ENDED DECEMBER 31, 2002		YEAR ENDED DECEMBER 31,
	ACTUAL	PRO- FORMA	ACTUAL	PRO- FORMA	ACTUAL	PRO- FORMA	2001	2000		1999	1998
Pre-tax loss before minority interest and cumulative effect of accounting change	$(90)	$(93)	$(48)	$(51)	$(80)	$(83)	$(150)	$183		$(509)	$207
Loss (earnings) on Equistar investment	69	69	39	39	73	73	83	(45)		7	(56)
Cash distributions from Equistar	—	—	—	—	—	—	—	83		75	317
Add back fixed charges:
Interest expense	72	75	67	70	90	93	85	80		72	76
Rent expenses (33%)	5	5	6	6	7	7	6	5		4	4

Total fixed charges	77	80	73	76	97	100	91	85		76	80

Adjusted earnings	$56	$56	$64	$64	$90	$90	$24	$306		$(351)	$548
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	3.61	x	N/A	6.85	x

(1)	The less than one-to-one coverage ratio for the year ended December 31, 2001 and the year ended December 31, 1999 results from the impact on (loss) income from continuing operations before income taxes and minority interest of a $36 million charge for reorganization and plant closures and a $639 million charge to write down the value of Millennium Chemicals’ investment in Equistar, respectively. Excluding these charges, the 2001 ratio of earnings to fixed charges would have been 0.7x and the 1999 ratio of earnings to fixed charges would have been 3.8x. Additional earnings of $8 million would have been required to achieve a one-to-one ratio for 2001, excluding reorganization and plant closure charges. Additional earnings of $6 million for the year ended December 31, 2002 and additional earnings of $15 million and $8 million for the nine months ended September 30, 2003 and 2002, respectively, would have been required to achieve an actual one-to-one coverage ratio.

Additional earnings of $9 million for the year ended December 31, 2002 and additional earnings of $17 million and $10 million for the nine months ended September 30, 2003 and 2002, respectively, would have been required to achieve a pro forma one-to-one coverage ratio.